April 18, 2019

Bridgette Roman
General Counsel
CCF Holdings LLC
6785 Bobcat Way
Suite 200
Dublin, OH 43016

       Re: CCF Holdings LLC
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 8, 2019
           CIK No. 0001766682

Dear Ms. Roman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Summary
Our Company, page 1

1. We note your response to comment 2 and reissue in part. Please revise to include a discussion of the Predecessor's reported losses in the periods covered by this registration statement. Please include a similar discussion in Risk Factors. Bridgette Roman
CCF Holdings LLC
April 18, 2019
Page 2
Selected Consolidated Financial Data, page 9

2. Please revise your next amendment to correct the typo in the line item entitled 'Caproate
         Expenses' to properly label as 'Corporate Expenses.'
Business
Products and Services
Consumer Loans, page 77

3. We note your added disclosure in response to comment 7 that the principal amount offered to customers is determined by state law. For the short-term loans, please revise to clarify whether you offer the maximum amount permitted by state law in each instance, or whether you perform any evaluation of the customer's circumstances on your own. For the medium-term consumer loans, we reissue our request that you please describe the sources of collateral that you will accept.
Index to Financial Statements
Notes to Consolidated Financial Statements
Note 2. Finance Receivables, Credit Quality and Allowance for Loan Lossses, page F-23

4. We have reviewed your response to Comment 14 in our letter dated February 28, 2019.
         Please provide the following disclosures pursuant to ASC 310-10-50 for both secured and unsecured short-term and medium-term consumer loan classes as detailed below:
           ASC 310-10-50-6 through 50-7A for past due and nonaccrual financing receivables;
           ASC 310-10-50-11A through 50-11B for the allowance for credit losses;
           ASC 310-10-50-14A through 20 for impaired loans; and ASC 310-10-50-27 through 30 for credit quality information.
Note 6. Pledged Assets and Debt , page F-30

5. Please tell us, and revise your next amendment, to explain the statement on page F-32 that, "The extinguishment of the Senior secured notes on December 12, 2018, resulted in
       $2,374 in accelerated amortization of remaining deferred financing costs and bond discount. This amount is not reflected in either the Predecessor or Successor consolidated statement of operations, but instead are presented "on the black line". In addition, address this similar statement on page F-35 in the context of the accelerated amortization of deferred financing costs for the subsidiary notes.
FirstName LastNameBridgette Roman amendment, to disclose how you determined the fair
6.     Please tell us, and revise your next
Comapany NameCCFon the Senior PIK Notes, including any specific assumptions, estimates, value discount Holdings LLC
       etc. used in determining the discount.
April 18, 2019 Page 2
FirstName LastName
 Bridgette Roman
FirstName LastNameBridgette Roman
CCF Holdings LLC
Comapany NameCCF Holdings LLC
April 18, 2019
Page 18,
April 3 2019 Page 3
FirstName LastName
       You may contact Christina Harley at 202-551-3695 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services